Filed by ReShape Lifesciences Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReShape Lifesciences Inc.

Commission File No.: 001-37897

July 18, 2025

Fellow stockholders -

We previously sent you proxy materials for the Special Meeting of Stockholders of ReShape Lifesciences Inc. to be held at 11:30 a.m. Eastern time on July 24, 2025. We are asking that you vote FOR each of the proposals on the agenda, including Proposals 1, 2, and 3 related to (1) the issuance of shares of our common stock, (2) the approval of the sale of substantially all of ReShape’s assets, and (3) amending our certificate of incorporation to implement the post-closing composition of our Board of Directors, each in connection with our transaction with Vyome Therapeutics, Inc. Each of the proposals presented in the proxy statement has been unanimously recommended by the ReShape Board of Directors.

Additionally, the independent proxy advisory firms ISS and Glass Lewis both recently issued recommendations in favor of Proposals 1, 2 and 3.

Your vote is important, no matter how many or how few shares you may own. These proposals will allow ReShape to take the next step in its evolution by focusing on advancing the development of the combined company’s immune-inflammatory assets and identifying additional opportunities between the world-class Indian innovation corridor and the U.S. Market.

After a thorough strategic review, the ReShape Board of Directors unanimously determined that a merger with Vyome, a private clinical-stage company targeting immuno-inflammatory and rare diseases, and a simultaneous sale of ReShape’s assets to Ninjour Health International Limited, an affiliate of Biorad Medisys, Pvt. Ltd. (together, Biorad), are advisable and in the best interests of ReShape and its stockholders. As part of the transaction, ReShape’s current holders of its Series C Preferred Stock have agreed to reduce their liquidation preference, providing additional opportunity for ReShape’s common shareholders to gain value in the transaction.

To successfully execute ReShape’s transformation, it is imperative that stockholders vote in favor of each proxy proposal on the agenda. The proposals - including Proposals 1, 2, and 3 – would approve:

1.	The issuance of shares of ReShape common stock in connection with the transaction.

2.	The sale of substantially all of ReShape’s assets to Biorad.

3.	Certain amendments to ReShape’s certificate of incorporation to facilitate the proposed post-closing board composition of the company.

If you have not voted, please vote today. If you have already voted, thank you for participating in this process. If you voted against Proposals 1, 2, or 3, we ask that you please reconsider your vote based on the factors described in this letter.

The proxy statement for the Special Meeting of Stockholders of ReShape filed on June 24, 2025 contains important information and this letter should be read in conjunction with the proxy statement, which, along with other relevant materials, is available at no charge at the U.S. Securities and Exchange Commission’s website www.sec.gov and at the Company’s website https://ir.reshapelifesciences.com/financial-information/sec-filings.

We appreciate your continued investment in ReShape.

Regards,

Paul F. Hickey

Chief Executive Officer

REMEMBER:

You can vote by telephone, or via the Internet.
Please follow the easy instructions on the enclosed proxy card or voting instruction form.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-750-8310.